SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Arbutus Biopharma Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

03879J100

(CUSIP Number)

Seok Oh

1 Circle Star Way, San Carlos, California 94070

(650) 562-8202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons SVF Investments (UK) Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO - other
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,013,540 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,013,540 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 29.1% (Item 5)*
14.	Type of Reporting Person (see instructions) CO

*	The calculation assumes that there are a total of 55,068,662 Common Shares outstanding as of January 11, 2018, as reported by Arbutus Biopharma Corporation (the “Issuer”) to Roivant Sciences Ltd. (“Roivant”). This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Issuer’s series A participating convertible preferred shares (the “Preferred Shares”) acquired by Roivant on October 16, 2017 and 13,025,536 Common Shares underlying 664,000 Preferred Shares acquired by Roivant on January 12, 2018. The Preferred Shares are not convertible into the Common Shares until they become mandatorily convertible on the fourth anniversary of the First Closing (October 16, 2021) (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

1.	Name of Reporting Persons SVF Holdings (UK) LLP
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO - other
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,013,540 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,013,540 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 29.1% (Item 5)*
14.	Type of Reporting Person (see instructions) PN

*	The calculation assumes that there are a total of 55,068,662 Common Shares outstanding as of January 11, 2018, as reported by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Preferred Shares acquired by Roivant on October 16, 2017 and 13,025,536 Common Shares underlying 664,000 Preferred Shares acquired by Roivant on January 12, 2018. The Preferred Shares are not convertible into the Common Shares until they become mandatorily convertible on the fourth anniversary of the First Closing (October 16, 2021) (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

1.	Name of Reporting Persons SoftBank Vision Fund L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO - other
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,013,540 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,013,540 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 29.1% (Item 5)*
14.	Type of Reporting Person (see instructions) PN

*	The calculation assumes that there are a total of 55,068,662 Common Shares outstanding as of January 11, 2018, as reported by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Preferred Shares acquired by Roivant on October 16, 2017 and 13,025,536 Common Shares underlying 664,000 Preferred Shares acquired by Roivant on January 12, 2018. The Preferred Shares are not convertible into the Common Shares until they become mandatorily convertible on the fourth anniversary of the First Closing (October 16, 2021) (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

1.	Name of Reporting Persons SVF GP (Jersey) Limited
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (see instructions) OO - other
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Jersey
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 16,013,540 (see Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,013,540 (see Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 29.1% (Item 5)
14.	Type of Reporting Person (see instructions) CO

*	The calculation assumes that there are a total of 55,068,662 Common Shares outstanding as of January 11, 2018, as provided by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares underlying 500,000 shares of the Preferred Shares acquired by Roivant on October 16, 2017 and 13,025,536 Common Shares underlying 664,000 Preferred Shares acquired by Roivant on January 12, 2018. The Preferred Shares are not convertible into the Common Shares until they become mandatorily convertible on the fourth anniversary of the First Closing (October 16, 2021) (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

INTRODUCTORY NOTE

Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended (the “Act”), this Amendment No. 2 (the “Amendment”) amends and supplements certain items of the Schedule 13D for the common shares, no par value (the “Common Shares”) of Arbutus Biopharma Corporation (the “Issuer”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 15, 2017, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on October 17, 2017 (the “Original Schedule 13D”). This Amendment is being filed to report the closing on January 12, 2018 of the acquisition of the second and final tranche of the Issuer’s series A participating convertible preferred shares (the “Preferred Shares”) by Roivant Sciences Ltd. (“Roivant”), pursuant to the subscription agreement, dated October 2, 2017 (the “Subscription Agreement”), between Roivant and the Issuer. This Amendment is filed by SVF Investments (UK) Limited, a limited company organized under the laws of England and Wales (“SVF Investments”), which is a wholly owned subsidiary of SVF Holdings (UK) LLP, a limited liability partnership organized under the laws of England and Wales (“SVF Holdings”), which is a wholly owned subsidiary of SoftBank Vision Fund L.P., a limited partnership organized under the laws of Jersey (“SoftBank Vision Fund”). This Amendment is also filed by SVF GP (Jersey) Limited, a limited company organized under the laws of Jersey and the general partner of Softbank Vision Fund (“SVF GP” and, together with the SVF Investments, SVF Holdings and SoftBank Vision Fund, the “Reporting Persons”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety to read as follows:

The information contained on each of the cover pages of this Schedule 13D and set forth or incorporated in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

(a) – (b)	The Common Shares are directly beneficially owned by Roivant. The Reporting Persons may be deemed to have shared dispositive power, and therefore, beneficial ownership, over the 16,013,540 Common Shares owned directly by Roivant due to the Override Right. SVF Investments is a direct shareholder of Roivant and is one of the holders of the Override Right. Additionally, SVF Holdings may be deemed to share dispositive power over the Common Shares as the sole shareholder of SVF Investments, SoftBank Vision Fund may be deemed to share dispositive power over the Common Shares as the Managing Member of SVF Holdings, and SVF GP may be deemed to share dispositive power over the Common Shares as the general partner of SVF Holdings.

The Reporting Persons will not beneficially own the Common Shares underlying the Preferred Shares acquired in the First Closing (as defined in Item 6) or the Common Shares underlying the Preferred Shares to be acquired (subject to the applicable conditions in the Subscription Agreement) in the Second Closing (as defined in Item 6), until the date that is 60 days prior to the date on which the Preferred Shares become convertible into the Common Shares, either automatically or at Roivant’s option pursuant to the terms of the Preferred Shares. As described in Item 6 of the Schedule 13D, the Preferred Shares will mandatorily convert into the Common Shares on the fourth anniversary of the First Closing, subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option.

The percentage of outstanding Common Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of the cover sheet of this Schedule 13D. Such percentage was calculated based on an aggregate of 55,068,662 Common Shares issued and outstanding as of January 11, 2018, as provided by the Issuer to Roivant. This amount excludes 9,808,386 Common Shares (subject to adjustment pursuant to the conversion terms of the Preferred Shares, as described in Item 6 of the Schedule 13D) underlying 500,000 Preferred Shares acquired by Roivant on October 16, 2017 and 13,025,536 Common Shares underlying 664,000 Preferred Shares acquired by Roivant on January 12, 2018. The Preferred Shares are not convertible into the Common Shares until they become mandatorily convertible on the fourth anniversary of the First (October 16, 2021) (subject to adjustment and subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option). Therefore, the Common Shares underlying such Preferred Shares are not deemed beneficially owned as described in this Item 5. The Reporting Persons disclaim beneficial ownership in all of the Common Shares reported herein, except to the extent of each Reporting Person’s respective pecuniary interest therein.

Except as disclosed in this Schedule 13D, the Reporting Persons do not have the right to acquire any Common Shares, and do not presently have the power to vote or to direct the vote or to dispose or direct the disposition of any of the Common Shares that the Reporting Persons may be deemed to beneficially own.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owners of the Common Shares.

(c)	The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. Except as described in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Shares during the past 60 days.

(d)	To the best knowledge of the Reporting Persons, no person other than Roivant has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment amends and supplements the Original Schedule 13D to add the following immediately before the first paragraph of Item 6 of the Original Schedule 13D:

Pursuant to the Subscription Agreement, following the requisite approval of the shareholders of the Issuer at a shareholder meeting held on January 11, 2018 and the satisfaction of other applicable conditions, on January 12, 2018, the Issuer issued 664,000 Preferred Shares to Roivant for an aggregate purchase price of $66.4 million (the “Second Closing”), which Preferred Shares will initially be convertible into 13,025,536 Common Shares which conversion will occur mandatorily on the fourth anniversary of the First Closing (October 16, 2021) (subject to limited exceptions in the event of certain transactions or fundamental changes that would permit earlier conversion at Roivant’s option).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2018

SVF INVESTMENTS (UK) LIMITED

By:	/s/ Karen Ubell
Name:	Karen Ubell
Title:	Attorney-in-Fact

SVF HOLDINGS (UK) LLP

By: SOFTBANK VISION FUND L.P., its Managing Member

By: SVF GP (JERSEY) LIMITED, its General Partner

By:	/s/ Karen Ubell
Name:	Karen Ubell
Title:	Attorney-in-Fact

SOFTBANK VISION FUND L.P.

By: SVF GP (JERSEY) LIMITED, its General Partner

By:	/s/ Karen Ubell
Name:	Karen Ubell
Title:	Attorney-in-Fact

SVF GP (JERSEY) LIMITED

By:	/s/ Karen Ubell
Name:	Karen Ubell
Title:	Attorney-in-Fact